SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              COPANO ENERGY, L.L.C.
                                (NAME OF ISSUER)

                                  COMMON UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                    217202100
                                 (CUSIP NUMBER)

                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3350
                              HOUSTON, TEXAS  77002
                                  (713)659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 15, 2004
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule,  including  all  exhibits.  See   240.13d-7 for other
parties  to  whom  copies  are  to  be  sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 217202100                SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     ENCAP  INVESTMENTS  L.L.C.

(2)  Check  the  Appropriate  Box  if  a  Member  of  a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or  2(e)                                                                [ ]

(6)  Citizenship or Place of Organization     ENCAP INVESTMENTS  L.L.C.  ("ENCAP
                                              INVESTMENTS")  IS  A  LIMITED
                                              LIABILITY  COMPANY ORGANIZED UNDER
                                              THE LAWS OF THE STATE OF DELAWARE.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

     (13) Percent of Class Represented by Amount in Row (11)             3.3%(3)
                                                                         -------

     (14) Type of Reporting Person (See Instructions)                         OO

______
     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap Energy Capital Fund III, L.P. ("EnCap III"), EnCap Energy Acquisition Fund III-B, Inc. ("EnCap III-B Inc."), and BOCP Energy Partners, L.P. ("BOCP"). See Items 2 and 5.
     (2) EnCap Investments disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP in excess of its pecuniary interest in such Common Units.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                SCHEDULE 13D
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     ENCAP  INVESTMENTS  L.P.

(2)  Check  the  Appropriate  Box  if  a  Member  of  a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or  2(e)                                                                [ ]

(6)  Citizenship or Place of Organization     ENCAP INVESTMENTS  L.P.  ("ENCAP
                                              INVESTMENTS  LP") IS A LIMITED
                                              PARTNERSHIP ORGANIZED UNDER THE
                                              LAWS OF THE STATE OF DELAWARE.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              PN

______
     (1) EnCap Investments LP may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) EnCap Investments LP disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                 SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     ENCAP INVESTMENTS GP, L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6) Citizenship or Place of Organization     ENCAP INVESTMENTS  GP,  L.L.C.
                                             ("ENCAP INVESTMENTS GP") IS A
                                             LIMITED LIABILITY COMPANY
                                             ORGANIZED UNDER THE LAWS OF THE
                                             STATE OF DELAWARE.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              OO

______
     (1) EnCap Investments GP may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) EnCap Investments GP disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     RNBD GP LLC

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization     RNBD GP LLC ("RNBD") IS A LIMITED
                                              LIABILITY COMPANY ORGANIZED UNDER
                                              THE LAWS OF THE STATE OF
                                              DELAWARE.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              OO

______
     (1) RNBD may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) RNBD disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                 SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     DAVID  B.  MILLER

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization     DAVID B. MILLER IS A RESIDENT THE
                                              STATE OF TEXAS.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              IN

______
     (1) David B. Miller may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) David B. Miller disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP in excess of his pecuniary interest in such Common Units.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                 SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     D. MARTIN PHILLIPS

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization D.     MARTIN PHILLIPS IS A RESIDENT
                                                 THE STATE OF TEXAS.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              IN

______
     (1) D. Martin Phillips may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) D. Martin Phillips disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP in excess of his pecuniary interest in such Common Units.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                 SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     GARY R. PETERSEN

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization     GARY R. PETERSEN IS A RESIDENT THE
                                              STATE OF TEXAS.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              IN

______
     (1) Gary R. Petersen may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) Gary R. Petersen disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP in excess of his pecuniary interest in such Common Units.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

CUSIP NO. 217202100                 SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     ROBERT L. ZORICH

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
                                                                         -------

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                       OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization     ROBERT L. ZORICH IS A RESIDENT THE
                                              STATE OF TEXAS.

     Number of      (7)     Sole Voting Power                                  0
                    ---     -------------------                                -
     Shares Bene-
     ficially       (8)     Shared  Voting  Power                     230,560(1)
                    ---     ---------------------                     ----------
     Owned by
     Each           (9)     Sole  Dispositive  Power                           0
                    ---     ------------------------                           -
     Reporting
     Person  With  (10)     Shared  Dispositive  Power                230,560(1)
     ------------  ----     --------------------------                ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     230,560(2)
                                                                      ----------

(12) Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  3.3%(3)
                                                                         -------

(14) Type of Reporting Person (See Instructions)                              IN

______
     (1) Robert L. Zorich may be deemed to have voting and dispositive power with respect to the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP. See Items 2 and 5.
     (2) Robert L. Zorich disclaims any beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP in excess of his pecuniary interest in such Common Units.
     (3) Based on 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer. As described in Items 3, 4, and 5(e), on the same day that EnCap III, EnCap III-B Inc., and BOCP acquired more than five percent of the Issuer's Common Units, the Issuer repurchased an aggregate of 375,000 Common Units reducing their aggregate ownership to 3.3%.

ITEM  1.     SECURITY  AND  ISSUER.

     The class of equity securities to which this statement relates is common units (the "Common Units") of Copano Energy, L.L.C., a Delaware limited liability company (the "Issuer"). The address of the principal executive offices of the Issuer is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a)

     EnCap Investments L.L.C. ("EnCap Investments") is a Delaware limited liability company whose principal business is engaging in oil and gas related investments. The manager of EnCap Investments is EnCap Investments L.P. EnCap Investments is the general partner of EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), and EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership ("EnCap III-B"), which is the sole shareholder of EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap III-B Inc."). EnCap Investments also manages the business and affairs of BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), pursuant to a Management
Agreement  dated  August  21,  1997.

     EnCap Investments L.P. ("EnCap Investments LP") is a Delaware limited partnership whose principal business is engaging in oil and gas related investments. The sole general partner of EnCap Investments LP is EnCap Investments GP, L.L.C. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the Senior Managing Directors of EnCap Investments LP.

     EnCap Investments GP, L.L.C. ("EnCap Investments GP") is a Delaware limited liability company whose principal business is engaging in oil and gas related investments. The sole member of EnCap Investments GP is RNBD GP LLC. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the Senior Managing Directors of EnCap Investments GP.

     RNBD GP LLC ("RNBD") is a Delaware limited liability company whose principal business is engaging in oil and gas related investments. The members and Senior Managing Directors of RNBD are David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich.

     David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are individuals.

(b)

     The business address and address of the principal office of EnCap Investments, EnCap Investments LP, EnCap Investments GP, and RNBD is 1100 Louisiana, Suite 3150, Houston, Texas 77002.

The business address of D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich is 1100 Louisiana, Suite 3150, Houston, Texas 77002. The business address of David B. Miller is 3811 Turtle Creek Boulevard, Suite 1080, Dallas, Texas 75219.

(c)

     Each  of  David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert
L. Zorich are Senior Managing Directors of EnCap Investments LP, EnCap Investments GP, and RNBD. The principal business address of EnCap Investments LP, EnCap Investments GP, and RNBD are set forth in (b) above.

(d)

     None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

     None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On November 15, 2004, the Issuer completed a public offering of 5,000,000 of its Common Units (the "Offering"), as described in the final prospectus dated November 9, 2004, filed with the Commission under Rule 424(b)(4) of the Securities Exchange Act of 1934, as amended, on November 9, 2004 (the "Prospectus"). In connection with the Offering, EnCap III, EnCap III-B Inc., and BOCP each exchanged warrants to purchase an aggregate of 1,875,000 pre-Offering common units of the Issuer for an aggregate of 605,560 Common Units and 1,045,524 subordinated units, a separate class of equity interests (the
"Subordinated Units"). The rights and subordination obligations of the Subordinated Units are described in the Prospectus.

     In connection with the Offering, the Issuer also granted the underwriters in the Offering an over-allotment option to purchase another 750,000 Common Units from the Issuer to be sold to the public (the "Over-Allotment Option"). The underwriters exercised this Over-Allotment Option and completed the sale of these additional Common Units in connection with the closing of the Offering. The Issuer used proceeds from the exercise of the Over-Allotment Option to repurchase an aggregate of 375,000 Common Units from EnCap III, EnCap III-B Inc., and BOCP.

     EnCap III, EnCap III-B Inc., and BOCP previously obtained the warrants described above in connection with their initial equity investment in the Issuer, which occurred on August 14, 2001. The initial investment in the Issuer was from investment capital of each of EnCap III, EnCap III-B Inc., and BOCP.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     EnCap III, EnCap III-B Inc., and BOCP acquired the Common Units of the Issuer that are the subject of this statement at the closing of the Offering. EnCap III, EnCap III-B Inc., and BOCP acquired the precursor securities in the Issuer for investment purposes. EnCap III, EnCap III-B Inc., and BOCP continue to hold the Common Units and Subordinated Units for investment purposes. Except as set forth herein, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a)  though  (j)  of  Item  4.

     As described above, in connection with closing the Offering, the underwriters exercised the Over-Allotment Option, and the Issuer used the proceeds to repurchase an aggregate of 375,000 Common Units from EnCap III, EnCap III-B Inc., and BOCP. Additionally, although neither EnCap III, EnCap
III-B Inc., nor BOCP has any specific plans, each may from time to time change its ownership position in Issuer through public or private transactions involving Common Units and/or Subordinated Units, including but not limited to sales of such units that would reduce their overall percentage ownership in the Issuer.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) EnCap Investments, as the sole general partner of EnCap III, is the beneficial owner of 115,223 Common Units. EnCap Investments, as the sole general partner of EnCap III-B, which is the sole shareholder of EnCap III-B Inc., is the beneficial owner of 87,143 Common Units. EnCap Investments, as an investment advisor to BOCP, is the beneficial owner of 28,194 Common Units. EnCap Investments is therefore the beneficial owner of an aggregate of 230,560 Common Units. Based on the 7,038,252 Common Units issued and outstanding as of November 15, 2004, as disclosed to the reporting persons by the Issuer, EnCap Investments is the beneficial owner of approximately 3.3% of the outstanding Common Units.

     Each of EnCap Investments LP, EnCap Investments GP, RNBD, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich may be deemed to be the beneficial owner of the Common Units beneficially owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). EnCap Investments LP, EnCap Investments GP, and RNBD disclaim beneficial ownership of the Common Units beneficially owned by EnCap Investments. David B. Miller, Gary
R. Petersen, D. Martin Phillips, and Robert L. Zorich disclaim beneficial ownership of the Common Units beneficially owned by EnCap Investments in excess of their pecuniary interest in such Common Units.

(b) EnCap Investments may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP by virtue of being the general partner of EnCap III and EnCap III-B, the sole shareholder of EnCap III-B Inc. and a manager of the business and affairs of BOCP. EnCap Investments disclaims beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.

     EnCap Investments LP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP by virtue of being the manager of EnCap Investments. EnCap Investments LP disclaims beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.

     EnCap Investments GP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP by virtue of being the general partner of EnCap Investments LP. EnCap Investments GP disclaims beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.

     RNBD may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP by virtue of being the sole member of EnCap Investments GP. RNBD disclaims beneficial ownership of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.

     Each  of  David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert
L. Zorich may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by EnCap III, EnCap III-B Inc., and BOCP by virtue of being the controlling persons of RNBD. Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich disclaims beneficial ownership of the securities owned by EnCap III, EnCap III-B Inc., and BOCP in excess of his pecuniary interest in such securities.

(c) Except as otherwise described herein with respect to the Issuer's repurchase of Common Units in connection with the exercise of the Over-Allotment Option, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has effected any transaction in the Common Units during the past 60 days.

(d) Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Units deemed to be beneficially owned by them.

(e) Each of the reporting persons ceased to be the owner of more than five percent of the Common Units on November 15, 2004, when the underwriters exercised the Over-Allotment Option, and the Issuer repurchased an aggregate of 375,000 Common Units owned by EnCap III, EnCap III-B Inc., and BOCP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the Common Units deemed to be beneficially owned by the reporting persons.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

(1) Joint Filing Agreement dated November 24, 2004 among EnCap Investments L.L.C. EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David
B.  Miller,  D.  Martin  Phillips,  Gary  R.  Petersen,  and  Robert  L. Zorich.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November  24,  2004

                                     EnCap Investments L.L.C.
                                          By:  EnCap  Investments  L.P.,
                                               its  manager
                                          By:  EnCap  Investments  GP,  L.L.C.,
                                               its  general  partner

                                     By:  /s/  Robert  L.  Zorich
                                          -----------------------
                                          Robert  L.  Zorich
                                          Senior  Managing  Director

                                     EnCap Investments L.P.
                                          By:   EnCap  Investments  GP,  L.L.C.,
                                                its  general  partner

                                          By:   /s/  Robert  L.  Zorich
                                                -----------------------
                                                Robert  L.  Zorich
                                          Title:Senior  Managing  Director


                                     EnCap  Investments  GP,  L.L.C.

                                          By:   /s/  Robert  L.  Zorich
                                                -----------------------
                                                Robert  L.  Zorich
                                          Title:Senior  Managing  Director


                                     RNBD  GP  LLC

                                          By:   /s/  Robert  L.  Zorich
                                                -----------------------
                                                Robert  L.  Zorich
                                          Title:Senior  Managing  Director


                                     David  B.  Miller

                                          By:  /s/  David  B.  Miller
                                               ----------------------
                                               David  B.  Miller

                                     D.  Martin  Phillips

                                          By:  /s/  D.  Martin  Phillips
                                               -------------------------
                                               D.  Martin  Phillips


                                     Gary  R.  Petersen

                                          By:  /s/  Gary  R.  Petersen
                                               -----------------------
                                               Gary  R.  Petersen


                                     Robert  L.  Zorich

                                          By:  /s/  Robert  L.  Zorich
                                               -----------------------
                                               Robert  L.  Zorich